UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
 REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-37561

ESTRE USA INC.
(Exact name of registrant as specified in its charter)

1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor Itaim Bibi São Paulo Brazil +55 11 3709-2300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A Common Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Estre USA Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ESTRA USA INC.

Date: January 8, 2018	By:	/s/ Sergio Pedreiro
		Name:	Sergio Pedreiro
		Title:	President